Exhibit 99.1

Company Contact:
N. Paul Brost Chief Financial Officer
Command Security Corporation
703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS FOR SIX MONTHS ENDED
SEPTEMBER 30, 2015 AND ANNOUNCES SETTLEMENT OF CALIFORNIA CLASS ACTION LAWSUIT

Herndon, VA***November 16, 2015***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its second fiscal quarter ended September 30, 2015.

Revenues for the three months ended September 30, 2015 and September 30, 2014 were $34.4 million. Gross profit for the three months ended September 30, 2015 was $4.6 million (13.2% of revenues) compared with $4.8 million (13.8% of revenues) for the three months ended September 30, 2014. Operating loss for the three months ended September 30, 2015 was $1.6 million compared with operating income of $0.5 million (1.5% of revenues) for the three months ended September 30, 2014. Net loss for the three months ended September 30, 2015 was $1.0 million, or $0.10 per basic and diluted share outstanding, compared with net income of $0.4 million, or $0.04 per basic and diluted share outstanding for the three months ended September 30, 2014.

Revenues for the six months ended September 30, 2015 were $68.1 million compared with revenues of $72.0 million for the six months ended September 30, 2014. Gross profit for the six months ended September 30, 2015 was $9.4 million (13.8% of revenues) compared with $10.2 million (14.2% of revenues) for the six months ended September 30, 2014. Operating loss for the six months ended September 30, 2015 was $1.1 million compared with operating income of $1.7 million (2.4% of revenues) for the six months ended September 30, 2014. Net loss for the six months ended September 30, 2015 was $0.6 million, or $0.06 per basic and diluted share outstanding, compared with net income of $1.1 million, or $0.11 per basic and diluted share outstanding for the six months ended September 30, 2014.

Changes in revenues for the three months ended September 30, 2015, included increases in aviation related services offset by decreases in security related services at New York based healthcare facilities and a California based technology company.

The decrease in revenues for the six months ended September 30, 2015 was primarily due to a reduction of revenues from a major transportation company following the loss of a Western region security services contract with the customer effective May 31, 2014, a net reduction in revenues at New York based healthcare facilities and a California based technology company, partly offset by increases in aviation related services primarily at New York LaGuardia airport.

The decrease in operating income for the three months ended September 30, 2015 as compared with the three months ended September 30, 2014, was driven primarily by the provision related to the settlement of the class action lawsuit as described below under Recent Developments, a reduction in certain above-average margin revenues, an increase in reserves for specific accounts receivable, a reduction in recoveries of previously considered uncollectible accounts receivable and an increase in legal fees.

The decrease in operating income for the six months ended September 30, 2015, as compared with the six months ended September 30, 2014, was driven primarily by the previously mentioned litigation charge, the above-mentioned loss of the Western region security services contract, the decline in certain above-average margin revenues, an increase in reserves for specific accounts receivable, a reduction in recoveries of previously considered uncollectible accounts receivable and an increase in legal fees.

The decreases in net income for the three and six months ended September 30, 2015, compared to the same periods of the prior year were due to the above mentioned decrease in operating income and a decrease in equity earnings of Ocean Protection Services (OPS), partly offset by a reduction in income taxes. The decreases in the earnings of OPS for the three and six months ended September 30, 2015 compared to the same periods of the prior year were the result of both a reduction in total missions during the periods as well as changes in the number and composition of assigned security personnel.

Recent Developments

On April 29, 2014, the California Superior Court granted a plaintiff’s motion (Leal v. Command Security Corporation) to certify a class consisting of all persons who were employed by the Company in a non-exempt security officer position within the State of California at any time since May 2, 2007 through the date of trial who agreed to and signed an on-duty meal period agreement at the time of their employment. The case is a certified class action involving allegations that the Company violated certain California state laws relating to on-duty meal and rest breaks.

On November 12, 2015, the Company agreed to a maximum settlement amount of $2.0 million, including plaintiff’s attorney fees and costs, administration costs, and certain other miscellaneous costs. As part of the settlement, the parties further agreed that (i) the final settlement will be subject to court approval; (ii) a minimum of 50% of the net proceeds will be distributed to the class; and (iii) the settlement will be paid in two installments, the first to be paid upon court approval of the final settlement agreement and the second to be paid no later than one year from final approval.

This lawsuit is one of numerous class action lawsuits filed during the past year against security guard companies in California related to meal and rest break regulations. The Company aggressively defended its position in this case; however, given the current environment in California regarding similar lawsuits, the Company believes that settling this matter under these terms provides a favorable outcome. In addition, the Company considered its assessment of the cost to continue to defend the case through trial and a potential appeal in its decision to settle. While the parties have established a maximum settlement amount at $2.0 million, the Company has recorded a $1.4 million provision in the quarter ended September 30, 2015. This provision is based on the terms of the settlement and historical statistical information as to the expected rate of participation in similar cases provided to the Company by claims administrators. In the event the rate of participation in the settlement by class members were to exceed current estimates the final settlement amount could increase to the maximum settlement amount. The settlement will be administered over the next one to two years.

Craig P. Coy, Chief Executive Officer of Command Security, said, “While we continue to make strides in improving our operational efforts, outside challenges have hindered our progress. In the face of recent legal activities, we were able to minimize the potential risk and eliminate future similar cases. Our focus on larger contract opportunities remains at the forefront of our marketing efforts and we remain confident that the U.S. Postal Service contract will be resolved positively in the near term.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

	Three Months Ended September 30, (Unaudited)		Six Months Ended September 30, (Unaudited)
Income Statement Highlights	2015	2014	2015	2014

Revenues	$34,449,804	$34,374,020	$68,110,865	$71,984,648
Gross profit	4,559,572	4,754,597	9,378,593	10,223,523
General and administrative	4,575,426	4,268,998	8,690,107	8,585,216
Litigation settlement	1,400,000	-	1,400,000	-
Operating income (loss)	(1,627,746)	524,804	(1,084,044)	1,693,748
Equity earnings in minority investment of unconsolidated affiliate	74,804	128,000	136,304	245,000
Provision for (benefit from) income taxes	(637,000)	255,000	(392,000)	800,000
Net income (loss)	(957,062)	358,966	(628,910)	1,050,042
Net income (loss) per common share:
Basic	(0.10)	0.04	(0.06)	0.11
Diluted	(0.10)	0.04	(0.06)	0.11
Weighted average number of common shares outstanding:
Basic	9,769,510	9,583,072	9,750,537	9,549,971
Diluted	9,892,976	9,892,883	9,937,766	9,825,949

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	September 30, 2015 (Unaudited)	March 31, 2015 (Audited)

Cash and cash equivalents	$2,314,837	$2,435,839
Accounts receivable, net	24,207,277	21,712,036
Total current assets	30,471,672	29,084,474
Total assets	38,731,507	36,587,155
Short-term debt	8,000,000	6,000,000
Total current liabilities	17,374,993	15,428,407
Total liabilities	18,654,948	16,012,976
Stockholders’ equity	20,076,559	20,574,179
Total liabilities and stockholders’ equity	$38,731,507	$36,587,155